October 26, 2007

Christian N. Windsor

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	The PNC Financial Services Group, Inc.

Definitive 14A

Filed March 23, 2007

File No. 001-09718

Dear Mr. Windsor:

The PNC Financial Services Group, Inc. (“PNC” or the “Company”) is responding to your letter dated August 21, 2007 pertaining to your review and comments regarding the definitive proxy statement mailed to PNC’s shareholders on or about March 23, 2007 (the “2007 Proxy Statement”).

Company management is responsible for the adequacy and accuracy of the disclosures in our filings. We acknowledge that SEC Staff (“Staff”) comments or changes to disclosures that we make in response to Staff comments do not foreclose the SEC from taking any action with respect to the 2007 Proxy Statement. In addition, we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For your convenience, this letter includes, in boldface type, the number and description of each of the comments in your letter and the corresponding responses thereto. All references to page numbers and captions in our responses correspond to the page numbers and captions in the 2007 Proxy Statement.

The Personnel and Compensation Committee, page 20

1.	Item 407(e)(3)(iii) you must provide disclosure regarding all consultants who play a role in determining executive compensation. Revise your disclosure with regard to the engagement of McLagan Partners and management’s engagement of Towers Perrin to discuss the nature and scope of the consultants’ assignment or the material elements of the instructions or directions given to the consultants. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

In response to the Staff’s comment, PNC will revise the disclosure included in the 2008 proxy statement. The revised disclosure will provide greater clarity on the scope and nature of the duties performed by McLagan Partners and Towers Perrin. We supplementally advise the Staff as follows regarding the scope and nature of those duties:

McLagan Partners.

The Board’s Personnel and Compensation Committee (the “Committee”) has the sole authority to retain and terminate any compensation consultant assisting the Committee. The Committee also has the sole authority to approve fees and other engagement terms. Under this authority, the Committee retains McLagan Partners, an independent consulting firm, to advise it on executive compensation matters. In this capacity, McLagan reports directly to the Committee.

McLagan attends most of the in-person and telephonic meetings of the Committee, and meets regularly with the Committee without members of management present. McLagan also reviews meeting agendas. McLagan and members of management assist the Committee in its review of proposed compensation packages for our executive officers.

Throughout the year, McLagan also assists the Committee in its analysis and evaluation of our overall executive compensation program and the structures used to pay our executive officers. From time to time, McLagan helps the Committee evaluate compensation programs that are specific to business units. McLagan reviews information supplied by management and compensation-related surveys and reports prepared by Towers Perrin.

McLagan also provides limited services directly to our management, typically based on a particular business or subject matter expertise offered by McLagan. For example, McLagan has provided our management with specific industry-wide surveys of compensation practices. The Committee will ask McLagan to provide regular reports describing the services provided directly to our management, and the associated fees that McLagan receives.

Beginning in 2008, the Committee intends to perform an annual review of the scope and nature of the services provided by McLagan. This review would be included as part of the Committee’s annual self-evaluation process.

Towers Perrin.

Our management also retains Towers Perrin, a global professional services firm. Towers Perrin provides various actuarial and management consulting services to us. Our management has retained Towers Perrin to:

•	Analyze the competitiveness of specific compensation programs, such as executive retirement benefits or change of control arrangements.

•	Prepare specific actuarial calculations on values under our retirement plans.

•	Prepare “tally sheets” for each named executive officer.

•	Prepare surveys of competitive pay practices.

•	Analyze our director compensation packages and provide reports to our management and the Board’s Nominating and Governance Committee.

•	Update management on the effect of relevant laws and regulations.

Reports prepared by Towers Perrin that relate to executive compensation are also shared with the Committee and McLagan.

Compensation Discussion and Analysis, page 27

2.	Revise your disclosure to provide additional detail and analysis regarding the Committee’s determination of the specific compensation levels during the relevant period. See Item 402(b)(1)(vi) of Regulation S-K. Revise your disclosure to provide analysis of the specific factors the Committee considered in approving specific pieces of each named executive officers’ compensation package. The revised disclosure should also analyze the reasons why the Committee believes that the amounts paid are appropriate in light of the various items it considered in making specific compensation decisions.

In response to the Staff’s comment, PNC will revise the disclosure included in the 2008 Proxy Statement to clarify how the Committee determines the levels of compensation, the factors considered by the Committee, and how the Committee decides whether compensation is appropriate. The revised disclosure will include an enhanced discussion of how the Committee uses competitive compensation information provided by our management and outside consultants or contained in public disclosures.

We supplementally note that the Committee does not use compensation data relating to other companies to “target” a specific peer group compensation level for any given executive, nor does the Committee generally use quantitative data to approve pre-determined, formulaic compensation amounts. Rather, the Committee uses its understanding of peer group compensation as a starting point for its decision-making. From this starting point, the Committee gives weight to other factors, most importantly corporate performance relative to our peer group. For example, the Committee compared 2006 corporate performance factors for PNC and the other peer group companies with respect to EPS and ROCE (both of which are discussed in more detail in the Response to Comment #5 below), return on assets, revenue, non-interest income, and loan and deposit growth. These factors are generally applied to compensation decisions in a subjective fashion.

The Staff is supplementally advised that the revised disclosure will also include an enhanced discussion of any material variations in compensation among the named executive officers and the reasons for such variations. For 2006, the Committee awarded a special bonus to Mr. Rohr, as discussed on page 33 of the 2007 Proxy Statement. The Committee also provided an increase in the bonuses of certain executive officers in recognition of their significant contributions to the successful merger of BlackRock and Merrill Lynch Investment Managers (“MLIM”). The Committee approved two salary increases in 2006 for Mr. Johnson, as described in the Response to Comment #4 below. For the second year in a row, Mr. Demchak received a special incentive share award opportunity, which was discussed on pages 38-39 of the 2007 Proxy Statement.

3.	It appears that the Committee relies on the analysis of tally sheets that contain categorized information relating to each named executive officer’s compensation opportunities. It also appears that the Committee gives significant weight to the achievement of corporate performance and the extent to which compensation of PNC’s named executive officers compares to the companies against which you benchmark compensation. Revise your disclosure to address the Committee’s analysis of the tally sheets and how the information contained in the tally sheets affected specific awards for the fiscal year for which compensation is being reported. In addition, to the extent determinations or adjustments to particular levels of compensation were based upon your position in the benchmarked group, provide sufficient quantitative and qualitative disclosure that addresses the specific levels of compensation for each named executive officer and any adjustments that were made based on this factor. Refer to Item 402(b) and section II.B. of Release No. 33-8732A.

The Staff is supplementally advised that management asked Towers Perrin to create “tally sheets” in 2006 for each named executive officer. These tally sheets were designed to supplement the other information reviewed by the Committee in the discharge of its responsibilities.

For each executive, the tally sheets described: (1) total compensation; (2) equity-based and deferred compensation, along with retirement plan values; and (3) compensation under various termination-related scenarios, including a change in control. Consistent with the Response to Comment #2 above, while these tally sheets formed part of the overall compensation decision-making process, the tally sheets did not directly impact decisions with respect to specific compensation.

PNC will revise its disclosure included in the 2008 Proxy Statement to enhance its discussion of the tally sheets reviewed by the Committee and how the information contained in those tally sheets affected specific awards for the fiscal year.

In addition, as noted in the Response to Comment #2 above, the Committee does not use compensation data relating to other companies to “target” a specific peer group compensation level for any given executive, nor does the Committee generally use quantitative data to approve pre-determined, formulaic compensation amounts. Although relative corporate performance factors are generally applied to compensation decisions in a subjective fashion, PNC will revise its disclosure included in the 2008 Proxy Statement to provide additional information regarding our relative performance against the other companies in our peer group.

4.	The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. It appears that the compensation awarded to Messrs. Rohr, Demchak, Guyaux, and Shack varies significantly compared to that awarded to Mr. Johnson. Revise your disclosure to provide a detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the Chief Financial Officer. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis. Similarly, consider disclosure that addresses the reasons for the significant disparity in the option award made to Mr. Rohr on January 23, 2006 as compared to similar awards that were granted on that date to other named executive officers.

The Staff is supplementally advised that, as stated in the Response to Comment #2 above, the Committee uses competitive compensation data as a starting point for its decisions. The Committee reviews compensation information for executive officers with similar duties and responsibilities within our peer group.

Differences in compensation among named executive officers reflect differences in those officers’ specific duties and responsibilities, when compared to executives within our peer group or other financial institutions.

Compensation differences also reflect differences in each named executive officer’s duties and responsibilities at PNC, a named executive officer’s tenure with us, tenure in a senior executive officer position and, potentially, the particular contributions of a particular executive in any given year. For example, named executive officers generally receive larger equity grants than other executive officers. These larger grants are reflected in the amounts listed under the “Stock Awards” and “Option Awards” columns. Because the equity disclosure requirements in the Summary Compensation Table reflect decisions from prior years more than current decisions, larger grants over time may significantly increase the amounts in those columns. Similarly, the amounts reflected in the “Change in Pension Value & Nonqualified Deferred Compensation Earnings” column increase with the tenure of the executive. Thus, the longer an individual has been an executive officer, and in particular at named executive officer compensation levels, the higher the amounts shown in several categories will be.

In that regard, Mr. Johnson joined us as an executive officer in December 2002 and was promoted to Chief Financial Officer in 2005. The other four officers in the table have been named executive officers of PNC since at least 2002, and in some cases, for years before that.

It should also be noted that the Summary Compensation Table in the 2007 Proxy Statement understates Mr. Johnson’s salary, due to two salary increases that Mr. Johnson received during 2006. Although the Summary Compensation Table correctly reported Mr. Johnson’s salary received during 2006 at $377,885, Mr. Johnson’s annualized salary was $425,000 at the end of 2006. The Committee increased Mr. Johnson’s salary in order to bring his current compensation more in line with the competitive marketplace and the other factors impacting salaries as described on page 30 of the 2007 Proxy Statement. The Committee reviews salaries annually, but may also approve salary increases at any point during the year.

The Committee approved the January 23, 2006 option award to Mr. Rohr after considering competitive compensation data for the chief executive officers of our peer group, and considering our corporate performance relative to our peer group companies.

PNC will revise its disclosure included in the 2008 Proxy Statement to provide a detailed discussion on how and why the compensation of our named executive officers differs from that of our Chief Financial Officer.

5.	Revise your disclosure to provide a quantitative discussion of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation for 2006 or 2007. Discuss the specific items of company performance, such as those relating to earnings per share, return on average shareholders’ equity, and other operational and strategic objectives and how your incentive awards are specifically structured around such performance goals. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). If you did not disclose the performance targets for either year because you concluded that the disclosure of the targets would expose PNC to competitive harm and were therefore confidential, please provide the staff with your analysis supporting your conclusion. To the extent that it is appropriate to omit specific targets, provide disclosure pursuant Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. Revise your disclosure to provide insight into the factors considered by the Committee prior to the awarding of performance-based compensation. For example, consider discussing any correlation between historical bonus practice and the incentive parameters set for the relevant fiscal period.

In response to the Staff’s comment, PNC will include specific disclosure discussing and explaining its 2007 targets and principal performance metrics in the 2008 Proxy Statement. Again, as noted in the Response to Comment #2 above, these metrics are used only as one part of the process of determining bonuses, with no specific bonus level implied by any specific performance.

The Staff is supplementally advised that the Committee initially reviews two principal corporate performance metrics – earnings per share (EPS) and relative return on average common shareholders’ equity (ROCE). The EPS Target is a goal based on the EPS included in our corporate budget at the beginning of each year. This budget is the budget that our full Board reviews annually, and that management uses for planning purposes and against which corporate and line of business performance is measured internally.

We project ROCE based on the EPS Target, and project ROCE for our peer group companies by using consensus earnings estimates from equity analysts. The Committee compares our ROCE to the peer group ROCE to determine whether the EPS Target is a competitive goal.

Following the public disclosure of peer group data, our management reviews peer group EPS, ROCE and several additional non-formulaic metrics (as discussed in the Response to Comment #2 above) with the Committee and our external consultants. The Committee compares our adjusted EPS, ROCE and the other metrics to the metrics throughout our peer group, as similarly adjusted.

In 2006, the ROCE implied by the EPS Target of $4.80 placed us above the median (4th out of 11) for our peer group companies. Based on that projected ROCE, the Committee determined that the EPS Target was competitive and approved the EPS Target goal of $4.80.

At the end of 2006, our actual EPS of $8.73 was adjusted for the effect of the merger of BlackRock and MLIM and various balance sheet repositioning transactions. This adjusted EPS totaled $5.06. Our actual ROCE, as adjusted to exclude goodwill, was 28.50%. This placed us 2nd out of 11 peer group companies, when adjusted on a comparable basis. For 2006, bonuses for our named executive officers were paid out above their target amounts, generally reflecting strong performance against the target and our peers.

6.	You indicate that the individual performance measures were a significant factor considered by the Committee in making compensation awards to your named executive officers. Revise your disclosure to provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Compensation Committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. Furthermore, expand your discussion and analysis of the factors the Committee considered in establishing personal objectives for Mr. Rohr. See Item 402(b)(2)(vii) of Regulation S-K.

In response to the Staff’s comment on how individual performance affects the Committee’s compensation decisions, PNC will revise its disclosure included in the 2008 Proxy Statement to provide a clearer analysis of how individual performance contributed to actual 2007 compensation for the named executive officers. The Staff is supplementally advised that, when determining compensation awards, the Committee believes that relative corporate performance or line of business performance are generally more significant metrics than individual performance. The Committee may, however, increase or decrease a compensation award if an executive’s performance differs significantly from our corporate performance or that executive’s relevant line of business performance. For example, as noted in the Response to Comment #2 above, our named executive officers and other executive officers received bonus increases in recognition of their significant contributions to the successful merger of BlackRock and MLIM. In our future filings, we will enhance our disclosure of any individual variations in compensation decisions.

The Committee reviews qualitative and quantitative goals and objectives for the CEO, and considers these goals and objectives as part of the overall decision-making process. PNC will revise its disclosure included in the 2008 Proxy Statement to describe such qualitative and quantitative goals in financial performance, strategic positioning, risk management, governance and human capital.

Committee Process, page 28

7.	You disclose that the Committee used peer group information to determine various elements of compensation. Revise your disclosure to include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. Furthermore, for elements of compensation which are materially affected by your analysis of peer group information, revise your disclosure to discuss how each element of compensation relates to the data you have analyzed from the comparator companies. To the extent actual compensation was outside a targeted percentile range, please explain why.

As noted above, PNC will revise its disclosure included in the 2008 Proxy Statement to include an enhanced discussion of how data from other companies relate to the relevant elements of compensation. The Staff is supplementally advised that, as stated in the Response to Comment #2 above, the Committee does not use compensation data to “target” a specific peer group compensation level for any given executive. The Committee does not generally use quantitative data to approve pre-determined, formulaic compensation amounts. Rather, the Committee uses competitive compensation information as a starting point for its decision-making. In general, the Committee believes that middle of the peer group performance should generate middle of the peer group compensation.

Elements of Compensation and 2006 Decisions, page 30

8.

You provide disclosure regarding the bonus pool for the 1996 Plan. Furthermore, you discuss the bonus amounts paid to the named executives and the factors considered by the Committee in making bonus awards for 2006. Revise your disclosure to provide an analysis of why the Committee chose to establish the size of the pool as one-half of one percent of your 2006 consolidated pre-tax net income please. Moreover, to facilitate an understanding of the potential compensation an executive may earn, disclose for the fiscal year (1) the aggregate dollar amount of the plan funding amount pool, (2) the dollar amount of the maximum amount based on percentage assigned, that an executive officer could be awarded and (3) the dollar amount of the actual award provided to a named executive officer during fiscal 2006. Please refer to paragraphs (b)(1)(v) and (b)(2)(v) and (vi) of Item 402 of Regulation S-K.

The Staff is supplementally advised that the size of the 2006 bonus pool under the 1996 Plan, and its allocation among the covered executive officers, was fixed at 0.5%. The terms of the 1996 Plan as then in effect imposed this limit. In April 2007, our shareholders approved an amended and restated 1996 Plan effective as of January 1, 2007. For 2007 and future years, the revised 1996 Plan establishes the maximum pool for each eligible officer at 0.2% of Incentive Income. McLagan advised that the material terms of the 1996 Plan, including the size of the pool, were competitive with similar plans for our peer group. The Committee selected this pool size to help ensure that (1) there would be a sufficiently large pool from which to fund executive officer bonuses without having to increase the size of the pool after the end of a year in contravention of the performance-based compensation exception under Section 162(m) of the Code and (2) bonuses would still be closely tied to PNC’s overall performance.

We included additional quantitative disclosure on the 1996 Plan on page 12 of the 2007 Proxy Statement. For 2006, the 1996 Plan provided for an aggregate dollar pool of $19,789,000, with the following maximum and actual awards for each eligible executive officer:

Executive	%	Maximum	Actual
CEO	40%	$7,916,000	$3,800,000
Highest Compensated Executive Officer (other than CEO)	20%	$3,958,000	$2,260,000
2nd Highest Compensated Executive Officer (other than CEO)	18%	$3,562,200	$2,320,000
3rd Highest Compensated Executive Officer (other than CEO)	12%	$2,374,800	$1,522,000
4th Highest Compensated Executive Officer (other than CEO)	10%	$1,978,000	$1,360,000

Totals	100%	$19,789,000	$11,262,000

For 2006, the size of the pool was enhanced by the gain resulting from the merger of BlackRock and MLIM, which was ultimately adjusted out of our actual EPS in determining performance against our EPS Target, as stated in the Response to Comment #5 above.

PNC will revise its disclosure included in the 2008 Proxy Statement.

9.	It appears that the Committee made a number of non-plan awards of equity compensation during 2006. Revise your disclosure to discuss the process that the Committee uses in determining the size of the awards. Furthermore, please discuss whether any person not on the Committed made a recommendation as to whether an award was appropriate, or as to the size of the award. Please refer to Item 402(b)(1)(ii, iv, and v) and 402(b)(2)(xv) of Regulation S-K.

The Staff is supplementally advised that the Committee did not make any non-plan awards of equity compensation during 2006 to its executive officers.

In early 2007, as stated in the Response to Comment #2 above, the Committee authorized the granting of an additional award to Mr. Rohr of 33,000 shares of PNC common stock (approximately $2,500,000 in value as of the grant date), in recognition of Mr. Rohr’s substantial influence and leadership in PNC’s BlackRock investment and the successful merger and integration of BlackRock and MLIM in 2006. The award will vest after three years. While the award was granted under our long-term incentive plan (a §162(m)-qualified plan), it did not qualify for the federal tax deduction under that section because the grant vests solely upon the passage of time. Nonetheless, the grant constitutes performance-based compensation because (1) it was awarded based on Mr. Rohr’s significant contribution to PNC and (2) the value of the award will increase or decrease based on the value of PNC common stock.

In its future filings, PNC will clarify its disclosure regarding plan awards that do not qualify for the federal tax deduction under §162(m).

Equity-Based and Other Long-Term Incentive Compensation, page 33

10.	Revise your disclosure to expand your discussion of the stock option and performance share awards to discuss how the size of the award amounts are determined by the Committee. Please refer to Item 402(b)(1)(v) and 402(b)(2)(vi) of Regulation S-K.

The Staff is supplementally advised that, as noted in the Response to Comment #2 above, the Committee uses its understanding of peer group compensation – including an understanding of the form and size of peer group equity-based grants – as a starting point for its decision-making. PNC will revise its disclosure included in the 2008 Proxy Statement to discuss how the Committee determines the size of the equity-based awards for each named executive officer.

Change of Control Agreements, page 41

11.	You discuss a number of termination and change in control arrangements you have with the named executive officers and the various triggering scenarios which would require payments under these arrangements. In the Compensation Discussion and Analysis, please describe and explain how the Committee determined that the payment and benefit levels were appropriate. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

The Staff is supplementally advised that Towers Perrin has historically provided analyses regarding change in control arrangements to our management and the Committee. McLagan also reviews Towers Perrin’s analyses of change in control arrangements, and did so in 2006 with respect to the tally sheet that described the impact of a change in control on each executive’s compensation.

The Committee believes that change in control arrangements are necessary to help PNC to attract and retain its executive officers, and that the persons covered by such arrangements, and the benefits provided under the arrangements, are consistent with what is offered by the companies in our peer group with whom we compete for executive talent. Change in control arrangements provide for longer-term security for executive officers in anticipation of a change in control.

PNC will revise its disclosure included in the 2008 Proxy Statement to describe and explain how the Committee determined the appropriateness of the payment and benefit levels.

Option Exercises & Stock Vested in Fiscal 2006

12.	In the Compensation Discussion and Analysis, please describe the impact on the Committee’s decisions regarding Mr. Rohr’s compensation in light of the fact that he realized $3,793,000 and $12,038,000, respectively, upon the exercise of stock options and the vesting of stock awards in 2006. Revise your disclosure to address the impact that the amounts realized by Mr. Rohr had or will have on compensation policies or specific awards relating to Mr. Rohr, including how these types of gains will be considered in setting future retirement benefits.

The Staff is supplementally advised that the Committee bases its equity-based compensation decisions principally on the grant date value. Because PNC awards equity-based compensation principally for retention and as an incentive for future performance, it does not make decisions based on the actual realized value of prior equity-based grants.

The Committee intends that grants of equity-based compensation will not reward or penalize executives for past performance. The realized value of Mr. Rohr’s awards reflects superior stock performance over a multi-year period, and reinforces the alignment of our long-term incentive programs with the wealth created for our shareholders. The use of grant date value to measure compensation decisions is also consistent with accounting standards.

PNC will revise its disclosure included in the 2008 Proxy Statement to address the fact that the amounts realized by Mr. Rohr have not had an impact on the compensation decisions or specific awards relating to Mr. Rohr.

Non-Qualified Deferred Compensation for Fiscal 2006, page 54

13.	Pursuant to the Instruction to paragraph (i)(2) of Item 402 of Regulation S-K, revise the footnote to quantify the extent to which amounts reported in the contributions and earnings column are reported as compensation in the last completed fiscal year in the registrant’s Summary Compensation Table.

In response to the Staff’s comment, PNC will so revise its disclosure included in the 2008 Proxy Statement.

Director Compensation for 2006, page 59

14.	Please describe your processes and procedures for determining director compensation. Revise your disclosure to address the particular factors that are considered by the Committee in assessing director performance and setting compensation. Refer to Item 407(e)(3) of Regulation S-K.

The Staff is supplementally advised that our Board’s Nominating and Governance Committee reviews non-employee director compensation and makes an annual compensation recommendation to the Board. The Nominating and Governance Committee reviews the annual retainer and meeting fees, committee Chairman and Presiding Director retainers, equity-based grants and the three compensation plans applicable to non-employee directors. The committee receives a report from Towers Perrin that analyzes the non-employee director compensation program and compares the program to peer group programs. The primary objectives of the committee’s annual review are to confirm continued alignment with business and shareholder interests, evaluate the competitiveness of our director compensation program relative to the peer group and to identify and respond to continued changes in director compensation in light of the competitive environment.

PNC will revise its disclosure included in the 2008 Proxy Statement to describe our processes and procedures for determining director compensation.

15.	Disclose all assumptions made in the valuation of awards in the stock and option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

In response to the Staff’s comment, PNC will revise its disclosure included in the 2008 Proxy Statement. Future disclosures will include information substantially similar to the information set forth in “Note 18 Stock-Based Compensation Plans,” as included in PNC’s Annual Report on Form 10-K for the year ended December 31, 2006.

16.	For each director, disclose by footnote to the stock and option awards columns of the director compensation table that the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

In response to the Staff’s comment, PNC will so revise its disclosure included in the 2008 Proxy Statement.

17.	Disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end held by each of those directors, as required in the Instruction to Item 402(k)(2)(iii) and (iv).

In response to the Staff’s comment, PNC will so revise its disclosure included in the 2008 Proxy Statement.

Transactions Involving Directors and Executive Officers, page 66

18.	Please expand your discussion of credit relationships between your Officers and Directors and PNC and its subsidiaries to include the representations required by Instruction 4 to Item 404(a) of Regulation S-K.

In response to the Staff’s comment, disclosure of the representations required by Instruction 4 to Item 404(a) of Regulation S-K was included on page 21 of the 2007 Proxy Statement under the caption “Compensation Committee Interlocks and Insider Participation” and on page 69 under the caption “Regulation O Policies”.

PNC will revise its disclosure included in the 2008 Proxy Statement. Future disclosures will be included under the section titled “Transactions Involving Executive Officers and Directors.”

* * * * * * * * * *

We thank you for your attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please contact the undersigned at (412) 762-1901 should you require further information or have any questions concerning this filing.

Very truly yours,

/s/ George P. Long, III
George P. Long, III
Senior Counsel and Corporate Secretary

cc:	James E. Rohr